DW MICHELSON ASSOCIATES






                        CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995



                           INDEPENDENT AUDITORS' REPORT





INDEPENDENT AUDITORS' REPORT

To the Partners of
  DW Michelson Associates


We have audited the accompanying consolidated balance sheets of DW Michelson Associates and consolidated partnership (the "Partnership") as of December 31, 1996 and 1995, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DW Michelson Associates and consolidated partnership as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





March 26, 1997
New York, New York

                                     DW MICHELSON ASSOCIATES

                                   CONSOLIDATED BALANCE SHEETS

                                   December 31, 1996 and 1995

                                                                  1996           1995

                                             ASSETS
Cash and cash equivalents                                     $   107,262    $   349,827

Real estate, at cost:
  Land                                                          4,080,416      4,080,416
  Buildings and improvements                                   44,603,252     42,731,505
                                                               48,683,668     46,811,921
  Accumulated depreciation                                     10,293,558      8,270,732
                                                               38,390,110     38,541,189

Deferred leasing commissions, net                                 763,736        893,955

Other assets                                                      629,831        769,593

                                                              $39,890,939    $40,554,564


                                LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued liabilities                      $   398,490    $   249,328

Contingencies

Partners' capital                                              39,492,449     40,305,236

                                                              $39,890,939    $40,554,564



















                         See accompanying notes to financial statements.

DW MICHELSON ASSOCIATES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1996, 1995 and 1994

                                                  1996           1995            1994
Revenue:
  Rental                                      $ 6,600,303    $  6,181,349    $ 5,397,889
  Interest                                         41,640         289,477        153,536
                                                6,641,943       6,470,826      5,551,425

Expenses:
  Property operating                            2,128,564       1,641,804      2,277,502
  General and administrative                      286,382         271,690        259,518
  Depreciation                                  2,022,826       1,928,929      1,118,383
  Amortization                                    187,750         222,307         41,280
  Other                                            91,720         241,303        410,774
                                                4,717,242       4,306,033      4,107,457

Net income                                    $ 1,924,701    $  2,164,793    $ 1,443,968



























                         See accompanying notes to financial statements.

DW MICHELSON ASSOCIATES

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

Years ended December 31, 1996, 1995, and 1994

                                                 Dean Witter     Dean Witter
                                                 Realty Yield    Realty Yield
                                                  Plus, L.P.     Plus II, L.P.        Total
Partners' capital at January 1, 1994             $20,664,622     $19,491,926       $40,156,548

Net income                                           733,680         710,288         1,443,968
Capital contributions                                983,031         989,425         1,972,456
Distributions                                     (1,368,614)     (1,357,785)       (2,726,399)

Partners' capital at December 31, 1994            21,012,719      19,833,854        40,846,573

Net income                                         1,099,931       1,064,862         2,164,793
Capital contributions                                499,720         489,992           989,712
Distributions                                     (1,874,089)     (1,821,753)       (3,695,842)

Partners' capital at December 31, 1995            20,738,281      19,566,955        40,305,236

Net income                                           977,940         946,761         1,924,701
Capital contributions                                982,906         949,483         1,932,389
Distributions                                     (2,372,764)     (2,297,113)       (4,669,877)

Partners' capital at December 31, 1996           $20,326,363     $19,166,086       $39,492,449





















                         See accompanying notes to financial statements.

                                     DW MICHELSON ASSOCIATES

                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                          Years ended December 31, 1996, 1995 and 1994

                                                     1996          1995           1994
Cash flows from operating activities:
  Net income                                     $ 1,924,701   $  2,164,793   $ 1,443,968
    Adjustments to reconcile net
    income to net cash provided by
    operating activities:
     Depreciation                                  2,022,826      1,928,929     1,118,383
     Amortization                                    187,750        222,307        41,280
     (Increase) decrease in operating assets:
       Deferred expenses                             (57,531)      (567,380)     (223,158)
       Other assets                                  139,762       (320,224)      (25,982)
     Increase (decrease) in accounts payable
       and accrued liabilities                       149,162         25,954        31,642

           Net cash provided by operating
             activities                            4,366,670      3,454,379     2,386,133

Cash flows from investing activities:
  Additions to real estate                        (1,871,747)      (421,083)   (1,749,298)

Cash flows from financing activities:
  Capital contributions                            1,932,389        989,712     1,972,456
  Cash distributions                              (4,669,877)    (3,695,842)   (2,726,399)

           Net cash used in financing activities  (2,737,488)    (2,706,130)     (753,943)

(Decrease) increase in cash and cash
  equivalents                                       (242,565)       327,166      (117,108)

Cash and cash equivalents at beginning of year       349,827         22,661       139,769

Cash and cash equivalents at end of year         $   107,262   $    349,827   $    22,661














                         See accompanying notes to financial statements.

                              DW MICHELSON ASSOCIATES

                           NOTES TO FINANCIAL STATEMENTS

1.  Organization

DW Michelson Associates (the "Partnership") was formed in March 1988 as a General Partnership under the laws of the state of California to acquire interests in three office buildings and underlying land located in Irvine, CA (the "Property").

The General Partners of the Partnership are Dean Witter Realty Yield Plus, L.P. (50.81%) and Dean Witter Realty Yield Plus II, L.P.
(49.19%).

The Partnership Agreement provides that all cash flow, profits, losses and credits of the Partnership shall be allocated to the Partners' in proportion to their interests.

The Partnership owns a 90% general partnership interest in Michelson Company Limited Partnership (which owns the Property); the remaining 10% limited partnership interest is owned by SC Enterprises ("SC"), an affiliate of the developer of the Property. After a preferred return to the Partnership, profits and cash flow shall be allocated 90% to the Partnership and 10% to SC. Losses are allocated 100% to the Partnership. Through December 31, 1996, Michelson Company Limited Partnership has not generated cash flow and profits to satisfy the preferred return to the Partnership; accordingly, no profits or cash flow have been allocated to SC.

2.  Summary of Significant Accounting Policies

The financial statements include the accounts of the Partnership, and Michelson Company Limited Partnership on a consolidated basis.

The Partnership's records are maintained on the accrual basis of accounting for financial reporting and tax purposes. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real estate, which was acquired in settlement of a loan, was recorded at the estimated fair value of the property at the date of foreclosure. Costs of improvements to the Property are capitalized and repairs are expensed. Depreciation is recorded on the straight-line method.

At least annually, and more often if circumstances dictate, the Partnership evaluates the recoverability of the net carrying value of the Property and any related assets. As part of this evaluation, the Partnership assesses, among other things, whether there has been a significant decrease in the market value of the Property. If events or circumstances indicate that the net carrying value of the Property may not be recoverable, the expected future net cash flows from the Property are estimated for a period of approximately five years (or a shorter period if the Partnership expects that the Property may be disposed of sooner), along with estimated sales proceeds at the end of the period. If the total of these future undiscounted cash flows were less than the carrying amount of the Property, the Property would be written down to its fair value as determined (in some cases with the assistance of outside real estate consultants) based on discounted cash flows, and a loss on impairment recognized by a charge to earnings. The Partnership's accounting policy complies with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

Because the determination of fair value is based upon projections of future economic events such as property occupancy rates, rental rates, operating cost inflation and market capitalization rates which are inherently subjective, the amounts ultimately realized at disposition may differ materially from the net carrying value as of December 31, 1996. The cash flows used to evaluate the recoverability of the assets and to determine fair value are based on good faith estimates and assumptions developed by the Managing General Partner. Unanticipated events and circumstances may occur and some assumptions may not materialize; therefore actual results may vary from the estimates and the variances may be material. The Partnership may provide write-downs, which could be material, in subsequent years if real estate markets or local economic conditions change.

Deferred leasing commissions are amortized over the applicable lease terms.

Rental income is accrued on a straight-line basis over the terms of the leases. Accruals in excess of amounts payable by tenants pursuant to their leases (resulting from rent concessions or rents which periodically increase over the term of a lease) are recorded as receivables and included in other assets.

Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

No provision for income taxes has been made in the financial statements since the liability for such taxes is that of the partners rather than the Partnership.

The accounting policies used for tax reporting purposes differ from those used for financial reporting as follows: (a) depreciation is calculated over a different useful life; (b) rental income is recognized based on the payment terms in the applicable leases; (c) writedowns for impairment of real estate are not deductible. The tax basis of the Partnership's assets and liabilities is approximately $27 million higher than the amount reported for financial statement purposes.

3.  Lease Commitments

Minimum future rental income under noncancellable operating leases as of December 31, 1996 is as follows:

       Year ending December 31:
       1997                     $ 5,820,166
       1998                       4,631,696
       1999                       2,834,761
       2000                       2,007,248
       2001                       1,268,081
       Thereafter                   451,957

       Total                    $17,013,909

The Partnership has determined that all leases relating to the Property are operating leases. The terms range from three to five years, and generally provide for fixed minimum rents with rental escalation and/or expense reimbursement clauses.

4.  Related Party Transactions

An affiliate of the partners provides property management services. For the years ended December 31, 1996, 1995 and 1994, the affiliate received property management fees of $188,428, $161,258 and $144,120, respectively. These amounts are included in property operating expenses. As of December 31, 1996, the affiliate was owed a total of approximately $16,000 for these services.

The general partners of SC are obligated to the Partnership on two promissory notes totaling approximately $1.1 million. The notes (which originated in 1991) are due December 31, 1999, bear interest at 8.5% per annum and require monthly payments of approximately $15,000. Because of the uncertainty of their realization, the principal amounts of these notes were not recognized in the financial statements. Payments of the promissory notes are included in other income when received.

5.  Contingency

The Property may have certain soil and water contamination.  The
Partnership believes that any such contamination is minor and that liability for cleanup if any, will be minimal.